UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Regulus Therapeutics Inc.

File No. 333-183384 - CF#36462
_____

Regulus Therapeutics Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 17, 2012.

Based on representations by Regulus Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through June 22, 2021
Exhibit 10.18	through June 22, 2021
Exhibit 10.19	through June 22, 2021
Exhibit 10.25	through June 22, 2021
Exhibit 10.28	through June 22, 2021
Exhibit 10.30	through June 22, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary